SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             ------------------

                        SCHEDULE TO/A(RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                     (Name of Subject Company (Issuer))

                      FORTRESS IMPAC ACQUISITION CORP.
                         FORTRESS INVESTMENT CORP.
                            FIC MANAGEMENT INC.
                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
                              WESLEY R. EDENS
                             ROBERT I. KAUFFMAN
                              ERIK P. NYGAARD
                             RANDAL A. NARDONE
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)
                               --------------
                                45254R 10 8
                               -------------
                   (CUSIP Number of Class of Securities)
                               --------------
                             Randal A. Nardone
                            FIC Management Inc.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:
                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
                         CALCULATION OF FILING FEE
Transaction Valuation*: $41,410,066              Amount of Filing Fee: $8,282

----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Impac Commercial Holdings, Inc. (the "Company Common Stock" or the "Shares"), not already owned by the filing persons at a price per Share of $7.55 in cash. As of October 4, 2000, there were 8,000,812 Shares outstanding on a fully diluted basis and approximately 40,000 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|third-party tender offer subject to Rule 14d-1.
|_|issuer tender offer subject to Rule 13e-4.
|X|going-private transaction subject to Rule 13e-3.
|_|amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


   This final amendment to the Tender Offer Statement on Schedule TO and
Schedule 13E-3 (as amended, the "Schedule TO") relates to the series of transactions including the third-party tender offer by Fortress Impac Acquisition Corp. ("Purchaser"), a Maryland corporation and a wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation, to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Impac Commercial Holdings, Inc., a Maryland corporation (the "Company" or "Impac"), at a purchase price of $7.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2000, and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer" and the merger of Purchaser with and into the Company.

ITEM 4.     TERMS OF THE TRANSACTION.

   Item 4 is hereby amended and supplemented to add the following:

         The offer expired at 12:00 midnight, New York City time, on Friday, November 17, 2000. Purchaser accepted for purchase a total of approximately 4,710,013 shares (including shares subject to guarantees of delivery) at a purchase price of $7.55 per share. The Merger described in the Offer to Purchase became effective at 2:03 p.m., New York City time, on November 22, 2000 (the "Effective Time"). Immediately prior to the Effective Time, Purchaser owned capital stock of the Company equal to 7,226,048 shares entitled to vote (the "Shares"), which was more than 90% of the outstanding Shares of the Company entitled to vote on a fully diluted basis. Accordingly, under applicable Maryland law, no action was required by the stockholders of the Company (other than Purchaser and its affiliates) for the Merger to become effective. As a result of the Merger, the separate corporate existence of Purchaser has terminated and the Company has become a wholly owned subsidiary of Parent.

   Pursuant to the terms of the Merger, each outstanding Share (other than Shares held by Purchaser and its affiliates) held immediately prior to the Effective Time now represents only the right to receive $7.55 per Share, net to the holder in cash, without interest. As described in the Offer to Purchase, under Maryland law no stockholder of the Company is entitled to appraisal rights in connection with the Merger.

ITEM 16.  EXHIBITS.

   Item 16 is hereby amended and supplemented to add the following exhibits:

   (a)(1) Letter to the Former Holders of Common Stock of Impac Commercial Holdings, Inc., dated November 22, 2000.

   (a)(2) Letter of Transmittal, dated November 22, 2000.




                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FORTRESS IMPAC ACQUISITION CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       -------------------------------
                                       Name: Randal A. Nardone
                       Title:Secretary and Treasurer


Date: November 22, 2000





                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FORTRESS INVESTMENT CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       ------------------------------------
                                       Name: Randal A. Nardone
                                       Title:Chief Operating Officer and
                                             Secretary


Date: November 22, 2000




                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FIC MANAGEMENT INC.


                                    By:  /s/ RANDAL A. NARDONE
                                       ------------------------------------
                                       Name: Randal A. Nardone
                                       Title:Chief Operating Officer and
                                             Secretary


Date: November 22, 2000



                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC


                                By:   /s/ RANDAL A. NARDONE
                                    ---------------------------------------
                                Name:  Randal A. Nardone
                                Title: Manager


Date: November 22, 2000



                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ WESLEY R. EDENS
                                 -----------------------------------------
                                 Wesley R. Edens


Date: November 22, 2000



                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ ROBERT I. KAUFFMAN
                                 -----------------------------------------
                                 Robert I. Kauffman


Date: November 22, 2000



                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ ERIK P. NYGAARD
                                 -----------------------------------------
                                 Erik P. Nygaard


Date: November 22, 2000




                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ RANDAL A. NARDONE
                                 -----------------------------------------
                                 Randal A. Nardone


Date: November 22, 2000




                                EXHIBIT INDEX

Exhibit No.           Description

(a)(1) Letter to the Former Holders of Common Stock of Impac Commercial Holdings, Inc., dated November 22, 2000.

(a)(2)                Letter of Transmittal, dated November 22, 2000.